SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

30 April 2014

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 5 ON THE AGENDA:

(To resolve on the acquisition and disposal of own shares)

Whereas:

A)       Without prejudice to the projected merger by incorporation of the Company into Telemar Participações, S.A., as announced and which is under preparation (the “Merger”), it is convenient for the Company to be able to continue to make use, while the Merger is not executed, under general terms, as approved by the General Meeting of Shareholders in previous years, of the possibilities inherent to the acquisition and disposal of own shares;

B)                     That same interest exists with regard to dependent companies, which may notably be bound under their own issuances of securities to acquire or dispose of shares of the Company, which, without prejudice to the provisions of number 3 of article 319 of the Portuguese Companies Code, it is also convenient to provide for;

C)                     Additionally, and as duly announced to the market, the Company has entered into contracts with several financial institutions on equity swaps over own shares, and currently has an equity swap contract with Barclays Bank Plc foreseeing the possibility of physical settlement, which implies a share buyback;

D)                     Regulation (EC) no. 2273/2003 of the Commission of 22 December 2003 established a special system of rules containing exemption requirements from the general regime governing market abuse for certain share buyback programmes, which it is advisable to take into account even in the case of acquisitions not within the scope of the programmes covered by those regulations;

We propose that it be resolved:

1)             To approve the acquisition by the Company, or by any dependent companies, present or future, of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the management body of the acquiring company, and under the following terms:

a)        Maximum number of shares to be acquired: Up to a limit equivalent to 10% of the share capital, deducting any disposals made, without prejudice to such quantity as may be required for compliance with the acquirer’s obligations under law, contract or issuance of securities, or arising from any contractual obligation to implement a Company’s stock option plan, subject, if applicable, to subsequent disposal, as established by law, of such shares exceeding said limit. The abovementioned limit of 10% of the share capital may include the 20,640,000 shares currently object of an equity swap executed by the Company. Subject to the requirements established by law and in this resolution, it is hereby notably approved the acquisition that the Board of Directors may come to execute within the framework of a share buyback programme, such acquisition to be made in any of the forms provided for under this resolution;

b)        Term during which the acquisition may be made: Eighteen months, as from the present resolution, without prejudice to the execution of the Merger;

c)         Forms of acquisition: Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a regulated market or in an over-the-counter acquisition, in compliance with the principle of equal treatment of shareholders as established by law, notably from a financial institution with which the Company has entered into an equity swap agreement (including the equity swap agreement entered into with Barclays Bank, Plc in respect of 20,640,000 shares) or other similar financial derivative instruments, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract, or conversion or exchange of convertible or exchangeable securities issued by the Company or a dependent company, in accordance with the relevant terms of issue or any contracts implemented with regard to such conversion or exchange;

d)        Minimum and maximum consideration for the acquisitions: The consideration of the acquisition should fall within an interval of 20% less than the lowest trading price and 20% more than the average trading price, respectively, of the shares to be acquired on the Euronext Lisbon during the 5 regulated market sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments, to the terms of issue, by the Company or any dependent company, of securities convertible into or exchangeable for Company shares, or to contracts entered into in connection with such conversions or exchanges;

e)         Objectives: The acquisition by the Company, or any dependent company, either already existing or to be incorporated, of own shares, including the rights of acquisition or allocation of own shares, may be configured as a buyback programme pursuant to and for the purposes of Regulation (EC) 2273/2003 of the Commission of 22 December 2003, with any of the objectives set out in article 3 therein;

f)          Time of the acquisition: To be determined by the management body of the Company, taking into account the market situation and the convenience or obligations of the seller and / or the Company, and to be carried out in one or more times in the proportions established by said body.

2)             To approve the disposal of own shares that may have been acquired, subject to a resolution of the management body of the disposing company, and under the following terms:

a)        Minimum number of shares to be disposed of: The number corresponding to the minimum block of shares which at the time of the disposal is legally stipulated for the shares of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law, contract or issuance of other securities;

b)        Term during which the transfer may be made: Eighteen months, as from the present resolution, without prejudice to the execution of the Merger;

c)         Form of disposal: Subject to the terms and mandatory limitations established by law, disposal for consideration in any form, notably by sale or exchange, to be made on a regulated market or over-the-counter to certain entities designated by the management body of the disposing company, in compliance with the principle of equal treatment of shareholders as established by law, notably to financial institutions counterparties to equity swap agreements or other similar financial derivative instruments, or where the disposal is resolved within the framework of, or in connection with, a proposal of application of profits or distribution of reserves in kind, without prejudice to, in case of any disposal in fulfilment of an obligation or arising from the issuance of other securities by the Company or a dependent company, or of contracts related to such issuance, or contractual bond to implement a stock option plan of the Company, to be carried out in accordance with the applicable terms and conditions;

d)        Minimum price: Consideration of no more than 20% below the average trading price on the Euronext Lisbon of the shares to be disposed of during the 5 regulated market sessions immediately preceding the date of disposal, or such price as may be stipulated or result from the terms and conditions of issuance of other securities, notably convertible or exchangeable securities, or from any contract entered into in connection with such issuance, conversion or exchange, in the case of a disposal arising thereof;

e)         Time of the disposal: To be determined by the management body of the Company, taking into account the market situation and the convenience or obligations of the acquirer and / or the Company, and to be carried out in one or more times in the proportions established by said body.

3)             To approve that an indication be conveyed to the Board of Directors, without prejudice to its freedom of decision and action within the framework of the resolutions of numbers 1 and 2 above, so that it takes into account, depending on the circumstances that the Board deems relevant (and, especially, regarding acquisitions comprised in buyback programmes aimed at the satisfaction of conversion rights of bonds or other securities, or stock options or similar rights, or others that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) in force from time to time, the following practices advisable regarding the acquisition and disposal of own shares under the authorisations granted in accordance with the foregoing paragraphs:

a)        Disclosure to the public, before the beginning of the acquisition and disposal transactions, of the content of the preceding authorisation, in particular, its goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the term authorised for such purpose;

b)        Record keeping of each transaction carried out within the framework of the preceding authorisations;

c)         Public disclosure of the transactions carried out until the end of the seventh day of the trading session following the date on which such transactions take place;

d)        Carrying out the transactions under conditions of time, form and volume that do not disturb the regular operation of the market, notably seeking to avoid it at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance and at times close to the disclosure of privileged information;

e)         Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Euronext Lisbon;

f)          Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g)         Refraining from disposing of shares during any execution of a buyback programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, notably according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

Lisbon, 24 March 2014

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.